EXHIBIT 99.1

PRESS RELEASE

For immediate release: Thursday, January 15, 2009

Seven Arts Pictures stock split is effective on Friday, January 16

HOLLYWOOD, CA--(BUSINESS WIRE)--Seven Arts Pictures plc (Seven Arts) (PLUS:SAPP) (OTCBB:SAPXF) announced that the Board of Directors and Shareholders have approved a 1-for-5 reverse stock split that will be effective at the opening of business on Friday, January 16, 2009.  The new trading symbol is SEVAF and the shares will continue to be traded on the OTCBB.  The new CUSIP symbol is G80680203.

Peter Hoffman, CEO of Seven Arts, commented, “The management and Board of Directors believe a reverse stock split will be beneficial for the liquidity and trading of our shares.”

About Seven Arts
Seven Arts Pictures plc ("SAP," "7 Arts" or the "Company") was founded in 2002 as an independent motion picture production and distribution company engaged in the development, acquisition, financing, production, and licensing of theatrical motion pictures for exhibition in domestic (i.e., the United States and Canada) and foreign theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.

Seven Arts Pictures plc US contact:
Peter Hoffman, +1-323-692-5010
esmith@7artspictures.com

Or;

Seven Arts Pictures plc UK contact:
Elaine New, +44-207-355-2051
elainnew@googlemail.com